Consolidated Financial Statements (Unaudited)

Nine Months Ended as at September 30, 2008

Norsat International Inc.

Consolidated Balance Sheets

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	September 30,	December 31,
	2008	2007

Assets
Current assets:
Cash	$372,867	$686,508
Short-term investments	52,355	100,512
Accounts receivable, net	4,678,779	3,432,050
Inventories, net (notes 3 & 4)	5,063,380	4,190,232
Prepaid expenses and other	168,222	116,289
	10,335,603	8,525,591

Long-term prepaid expenses and other	9,397	10,088
Property and equipment	938,267	991,985
	$11,283,267	$9,527,664

Liabilities and Shareholders' Equity
Current liabilities:
Operating line of credit (note 7)	$-	$500,012
Accounts payable	1,410,731	1,281,186
Accrued liabilities	1,371,879	1,562,693
Deferred revenue	260,989	329,968
	3,043,599	3,673,859

Long-term deferred revenue	245,393	56,635
Total liabilities	3,288,992	3,730,494

Shareholders' equity:
Share capital (note 8)	37,444,842	35,342,663
Contributed surplus (note 8)	3,608,117	4,147,433
Accumulated other comprehensive income	773,636	1,306,800
Deficit	(33,832,320)	(34,999,726)
	7,994,275	5,797,170
	$11,283,267	$9,527,664
Commitments (note 13)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Sales	$ 4,888,547	$ 3,786,506	$ 11,777,097	$ 11,670,821
Cost of sales	2,563,421	1,909,612	5,994,895	5,370,674
	2,325,126	1,876,894	5,782,202	6,300,147

Expenses:
Selling, general and administrative	1,468,344	1,186,245	4,298,715	3,700,487
Product development (note 14)	82,968	226,646	493,572	618,619
Amortization	97,591	90,800	278,922	232,148
	1,648,903	1,503,691	5,071,209	4,551,254

Earnings before other (income) expenses and income tax	676,223	373,203	710,993	1,748,893

Other (income) expenses (note 9)	-65,858	205,876	-171,025	592,025

Earnings before income taxes	742,081	167,327	882,018	1,156,868

Income tax expense	-	74	8	1,964

Net earnings for the period	742,081	167,253	882,010	1,154,904

Deficit, beginning of period	-34,574,401	-35,397,429	-34,999,726	-36,385,080
Transitional adjustment on adoption of new accounting policy (note 3)	-	-	285,396	-
Deficit, end of period	$ (33,832,320)	$ (35,230,176)	$ (33,832,320)	$ (35,230,176)

Net earnings per common share - basic and diluted (note 10)	$ 0.01	$ 0.00	$ 0.02	$ 0.02
Weighted average number of shares
Basic	53,698,078	50,634,705	53,094,526	50,583,753
Diluted	57,140,306	55,844,671	56,538,397	55,769,012

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Comprehensive Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Net earnings for the period	$ 742,081	$ 167,253	$ 882,010	$ 1,154,904

Other comprehensive (loss) income:
Currency translation adjustment (note 3)	(332,012)	362,571	-533,164	761,771
Comprehensive income for the period	$ 410,069	$ 529,824	$ 348,846	$ 1,916,675

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Accumulated Other Comprehensive Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	September 30,	December 31,
	2008	2007
Accumulated other comprehensive income, beginning of period	$ 1,306,800	$ 525,469

Currency translation adjustment (note 3)	(533,164)	781,331
Accumulated other comprehensive income, end of period	$ 773,636	$ 1,306,800

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

 (Unaudited - Expressed in US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Cash (used in) provided by:

Operations:
Net earnings for the period	$742,081	$167,253	$882,010	$1,154,904
Items not involving cash:	-
Amortization	97,591	90,800	278,922	232,148
Interest accreted on long-term debt and * deferred finance cost amortization	-	-	-	58,286
Foreign exchange loss (gain)	14,648	(1,766)	(13,554)	(30,454)
Discount on ESPP	-		-	72,800
Stock-based compensation	42,097	8,854	108,895	57,476
Changes in inventory estimate (note 4)	-		(88,589)
Changes in non-cash working capital (note 12)	(865,945)	(51,572)	(1,789,161)	(760,142)
Government contributions receivable (note 14)	(389,538)	-	(578,111)	-
Cash (used in) provided by operations	(359,066)	213,569	(1,199,588)	785,018

Investments:
(Purchase) of property and equipment	(70,529)	(30,580)	(294,498)	(99,411)
(Purchase) redemption of short-term * investments	(14,788)	-	46,264	29,595
Cash used in investment activities	(85,317)	(30,580)	(248,234)	(69,816)

Financing:
Convertible debt repayment	-	-	-	(1,970,902)
Payment on the operating line of credit	-	-	(500,000)	-
Proceeds from short term loan	-	-	-	1,014,932
Short term loan repayment	-	-	-	(1,014,932)
Proceeds on exercise of warrants and options	4,698	9,587	1,453,968	9,587
Proceeds from government contributions	85,184	-	219,085	-
Proceeds from private placement	-	-	-	398,513
Cash provided by (used in) financing activities	89,882	9,587	1,173,053	(1,562,802)

Effect of change in exchange rates on cash	(15,245)	1,767	15,872	29,786
Effect of foreign currency translation	(26,060)	45,063	(54,744)	17,129
(Decrease) increase in cash	(395,806)	239,406	(313,641)	(800,685)
Cash, beginning of period	768,673	498,643	686,508	1,538,734
Cash, end of period	$372,867	$738,049	$372,867	$738,049

Supplemental cash flow and other disclosures (note 12)
See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

1.  Organization and Going Concern Uncertainty

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $33,832,320 as at September 30, 2008. Consequently, there is significant doubt about its ability to continue as a going concern. Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  The Company has generated net earnings in the last eight successive quarters.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations to generate sufficient cash flows to fund continued operations and on the ability of the Company to obtain additional financing. The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting and the accounting polices used are consistent with the most recent audited annual financial statements except for those included in note 3. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2007 annual consolidated financial statements included in the Company's 2007 Annual Report.

The results for the three and nine months ended September 30, 2008 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3.  Changes in Accounting Policies

EIC – 130 – Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Under paragraph 33 of CICA Section 3031 “A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.”  As a result of adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

CICA 1535 – “Capital Disclosures”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. (See note 5)

CICA 3862 and 3863 – “Financial Instruments – Presentation”

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  (See note 6)

4.  Change in Estimates

On June 30, 2008, the Company changed its estimate of provisions for inventory obsolescence on inventory items related to the Globetrekker family of products. Under paragraph 29A of CICA 3031, it would be appropriate to group these individual items as they are all related and form part of the same finished product.

Under paragraph 33 of CICA 3031 – “A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.”

During the second quarter of 2008, the Company experienced a significant change in the volume of sales of Globetrekker products compared to previous years. Under the guidelines provided in paragraph 33 of CICA 3031, management concluded that the circumstances that caused inventories to be written down below cost no longer existed.  Based on this conclusion, management reversed the amount of the write-down of $88,589 which was recorded as an increase to inventory and a decrease to cost of sales.

For the three months ended September 30, 2008, there was no change in the Company’s estimate of provisions for inventory from the second quarter of 2008.  For the nine months ended September 30, 2008, $88,589 was recorded as a change in the estimate of provisions for inventory obsolescence.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

5.  Capital Disclosures

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and sustain future development of the business. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as shown in the consolidated balance sheet.

The Company’s capital resources as at September 30, 2008 were in cash. In the current environment of global uncertainty, the Company plans to continue to fund cash requirements through operations.  And if required, the Company has operating lines of credit in place than can be drawn upon.  In addition, warrants for 393,890 shares at a strike price of $0.48 are set to expire in the next two quarters and if redeemed will provide additional capital to the Company.

While management recognizes the possibility of higher returns that might be possible with the leverage afforded by higher borrowing levels, the target is to create value for its shareholders over the long-term through the security afforded by a sound capital position.

In January and February, 2008, the Company paid off the operating line of credit outstanding from December 31, 2007.

In March 2008 warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital. (See note 8)

There were no changes in the Company's approach to capital management during the period. Under its debt financing agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at September 30, 2008, the Company’s working capital ratio was 3.40:1 and the debt to tangible net worth ratio was at 0.41:1.

6.  Financial Instruments

Fair value of financial instruments

All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable was classified as loans and receivables.  Accounts payable, accrued liabilities, and operating line of credit were classified as other liabilities.

Carrying value and fair value of financial assets and liabilities as at September 30, 2008 and December 31, 2007 were summarized as follows:

(in thousands of dollars)	September 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	425	425	787	787
Loans and receivables	4,679	4,679	3,432	3,432
Held-to-maturity	-	-	-	-
Other liabilities	2,783	2,783	3,344	3,344

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar. To manage the exposure to foreign exchange risk the company will enter into short term FX forward contracts as part of its cash management strategy.  The Company does not designate the FX forward contracts as a hedge for accounting.

On June 5, 2008, the Company entered into a forward contract to trade $150,000 for Canadian dollars at a rate of Cdn$1.0184 = USD1 (Cdn$152,760).   On July 14, 2008 the contract was closed as the Company’s exchange rate was Cdn$1.0197=USD1 (Cdn$152,955).  As a result, realized loss of Cdn$195 was recorded.

On November 16, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of Cdn$1.4227 = €1 (Cdn$692,906).  On February 27, 2008, the contract was closed at the rate of Cdn$1.4792 = € (Cdn$720,424).  As a result, realized loss of Cdn$27,518 (2007 – unrealized loss of Cdn$10,197) was recorded.

(in thousands of dollars)	September 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Foreign exchange forward contract	-	-	693	703

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's benchmark creditworthiness, the Company may choose to transact with the customer on a prepayment basis.

The Company regularly reviews the collectiblility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at September 30, 2008, the balance of the allowance for doubtful accounts was $37,194 (2007 – 44,687).  Pursuant to their respective terms, accounts receivable was aged as follows as at September 30, 2008 and December 31, 2007:

(in thousands of dollars)	September 30, 2008	December 31, 2007
Current	2,601	2,075
0-30 days overdue	365	1,037
31-60 days overdue	937	200
61-90 days overdue	593	66
Over 90 days overdue	183	54
Total accounts receivable	4,679	3,432

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at September 30, 2008, 55% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures, as far as possible, that it will always have sufficient liquidity to meet obligations when due and monitors cash flow requirements daily.

The Company also maintains two operating lines of credit in both Canadian and US dollars that can be drawn down to meet short-term financing obligations.

7.  Operating Line of Credit

On January 31 and February 29, 2008 the Company repaid USD300,000 (Cdn$301,270) and USD200,000 (Cdn$196,880) respectively of the operating line of credit outstanding at December 31, 2007.

During the first quarter of 2008, the Company obtained another secured operating line of credit from a financial institution for Cdn$500,000 or USD400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

•

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

•

all amounts under the loans shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

assignment / endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

•

MARG of Cdn$450,000 from EDC

•

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at September 30, 2008, the Company had no borrowings outstanding.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

8.  Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2007	50,646,026	35,342,663
Warrants exercised	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of warrants	-	624,039
ESPP warrants exercised	133,594	64,125
Reclassification of contributed surplus upon exercise of ESPP warrants	-	20,401
Stock options exercised	7,250	5,105
Reclassification of contributed surplus upon exercise of stock options	-	3,771
Balance, September 30, 2008	53,702,105	37,444,842

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

For the three months ended, September 30, 2008, no ESPP warrants were exercised.  For the nine months ended September 30, 2008, 133,594 ESPP warrants were exercised at the strike price of $0.48 for proceeds of $64,125.  The proceeds were credited to share capital along with $20,401 reclassified from contributed surplus to share capital.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

On April 1, 2008, 206,800 stock options were granted to 40 employees at a strike price of $1.34 (Cdn$1.37).  The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

Share purchase options outstanding at September 30, 2008 include:

	Number of options	Weighted average exercise price
Balance, December 31, 2007	1,534,450	$ 1.26
Granted	351,800	1.10
Forfeited	(35,000)	1.75
Exercised	(7,250)	0.70
Balance, September 30, 2008	1,844,000	$ 1.15

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise prices	Number of options exercisable	Weighted average exercise prices
$0.50 to $2.39	1,664,500	2.57	$0.85	871,100	$0.91
$2.40 to $4.29	89,750	3.01	$2.77	89,750	$2.77
$4.30 to $6.19	89,750	3.01	$5.00	89,750	$5.00
$0.50 to $6.19	1,844,000	2.61	$1.15	1,050,600	$1.42

The exercise price of all share purchase options granted during the period was equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2008 and 2007 have been reflected in the consolidated statements of operations as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Stock-based compensation recognized in operations	42,097	8,854	108,895	57,476
Total compensation credited to contributed surplus	42,097	8,854	108,895	57,476

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Risk free interest rate	3.213%	4.434%	3.259%	1.055%
Expected life	3.50	3.50	3.50	3.50
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	75.06%	72.71%	74.19%	81.54%
Expected dividends	nil	nil	nil	nil

15,000 stock purchase options were granted with a weighted average fair market value of $0.63 for the three months ended September 30, 2008. 351,800 stock purchase options were granted with a weighted average fair market value of $0.59 for the nine months ended September 30, 2008.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	28-Apr-09	3-Mar-08	26-Oct-08	12-Jan-09	Total
Exercise price	Cdn$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527
Warrants exercised	-	(2,915,235)	-	(133,594)	(3,048,829)
Warrants expired	-	(149,997)	-	-	(149,997)
Balance, September 30, 2008	1,206,811	-	1,250,000	393,890	2,850,701

 (e)  Contributed surplus

Balance, December 31, 2007	$ 4,147,433
Change during 2008
Stock-based compensations	108,895
Reclassification to share capital upon exercise of warrants (note 8b)	(624,039)
Reclassification to share capital upon exercise of ESPP warrants (note 8b)	(20,401)
Reclassification to share capital upon exercise of stock options	(3,771)
Balance, September 30, 2008	$ 3,608,117

9.  Other (Income) Expenses

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Net interest and bank charges - cash	10,696	6,296	40,077	171,189
Interest – non cash	(187)	-	(629)	-
Foreign currency (gain) loss	(76,367)	199,580	(210,473)	420,836
	(65,858)	205,876	(171,025)	592,025

10.  Earnings per Share

Basic earnings per share for the three months ended September 30, 2008 was $0.01 (2007 - $0.00) and the weighted average number shares used in calculating basic earnings per share was 53,698,078 (2007 – 50,634,705).  Basic earnings per share for the nine months ended September 30, 2008 was $0.02 (2007 - $0.02) and the weighted average number shares used in calculating basic earnings per share was 53,094,526 (2007 – 50,583,753).

As the exercise of in-the-money warrants or options were dilutive, the diluted earnings per share for the three months ended September 30, 2008 was $0.01 (2007 - $0.00) and the weighted average number shares used in calculating diluted  earnings per share was 57,140,306 (2007 – 55,844,671).  The diluted earnings per share for the nine months ended September 30, 2008 was $0.02 (2007 - $0.02) and the weighted average number shares used in calculating diluted earnings per share was 56,538,397 (2007 – 55,769,012).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

11.  Segmented Information

The following tables set forth information by operating segments from operations for the three months ended and nine months ended September 30, 2008 and 2007 respectively.

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Sales	$	$	$	$
Microwave	2,262,680	2,398,279	6,339,625	6,961,819
Satellite system	2,625,867	1,388,227	5,437,472	4,709,002
Total sales	4,888,547	3,786,506	11,777,097	11,670,821

Gross Profit
Microwave	826,505	1,170,473	2,489,458	3,436,352
Satellite system	1,498,621	706,421	3,292,744	2,863,795
Total gross profit	2,325,126	1,876,894	5,782,202	6,300,147

	Microwave	Satellite System	Consolidated
As at September 30, 2008	$	$	$
Total assets related to operations	6,073,795	5,209,472	11,283,267
Property and equipment	505,070	433,197	938,267

As at September 30, 2007
Total assets related to operations	5,014,073	2,902,359	7,916,432
Property and equipment	744,992	431,233	1,176,225

12.  Supplemental Cash Flow and Other Disclosures

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

13.  Commitments

Future minimum payments at September 30, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2008	2009	2010	2011	2012
Inventory purchase obligations	2,516,130	-	-	-	-
Operating lease obligations	163,277	525,630	483,155	441,054	42,069
Total commitments	2,679,407	525,630	483,155	441,054	42,069

In the normal course of operations the Company enters into purchase commitments. Included in 2008 commitments are inventory and material purchase obligations of $2,516,130.

14.  Government Contributions

(a)   Industrial Research Assistance Program (IRAP)

In October 2007, Norsat was awarded a non-repayable Cdn$235,555 government contribution through Canada’s National Research Council – Industrial Research Assistance Program (NRC-IRAP).  The program provides contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.

For the three months ended September 30, 2008, $43,830 (Cdn$45,642) was claimed and included as a reduction to product development expense in the consolidated statements of operations.  For the nine months ended September 30, 2008, $232,403 (Cdn$235,555) was claimed and included as a reduction to product development expense in the consolidated statements of operations.  For the three months ended September 30, 2008, cash received was $85,184 (Cdn$88,706) and for the nine months ended September 30, 2008, cash received was $219,085 (Cdn$223,731).

(b)  Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of $5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).

For the three and nine months ended September 30, 2008, the Company recognized SADI funding in the amount of $345,708 (Cdn$360,000) as a reduction to product development expense in the consolidated statements of operations. No cash has been received.

For the three and nine months ended September 30, 2008, no liabilities have been accrued for future royalty payments.

15.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2008.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2008
(Unaudited - Expressed in US Dollars)

16.  Subsequent Events

The 1,250,000 warrants for the purchase of 1,250,000 shares at $0.45 issued to Leminak, SA were set to expire on October 26, 2008.  On October 24, 2008, 487,500 warrants were exercised for 487,500 shares resulting in proceeds of $219,375.  The remaining 762,500 warrants expired unexercised.